UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________
SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

DUTCH BROS INC.
(Name of Issuer)

Class A Common Stock, $0.00001 par value per share
(Title of Class of Securities)

26701L100
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of This Statement)
Check the Appropriate box to designate the rule pursuant to which this schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Travis Boersma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		58,252,107(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		58,252,107(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,252,107(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
33.9%(2)

12	TYPE OF REPORTING PERSON*
IN

(1) Consists of (i)(x) 455,480 Class A common units (“Class A Common Units”) of Dutch Mafia, LLC, a Delaware limited liability company and a direct subsidiary of the Issuer (“Dutch Mafia”) (paired with an equal number of shares of Class B common stock of the Issuer (“Class B Common Stock,” and such Class A Common Units paired with shares of Class B Common Stock, “Paired Units”)), which are convertible into shares of Class A common stock of the Issuer (“Class A Common Stock”) upon the corresponding surrender and cancellation of an equal number of shares of Class B Common Stock, held by DMI Holdco, LLC, a Delaware limited liability company (“DMI Holdco”) and (y) 258,600 Class A Common Units (such Class A Units were previously paired with an equal number of shares of Class B Common Stock, which were transferred and surrendered to the Issuer for no consideration pursuant to that certain Share Surrender Agreement, dated May 16, 2024 (such Class A Common Units that are not paired with shares of Class B Common Stock, “Decoupled Units”)), which are convertible into shares of Class A Common Stock, held by DMI Holdco; (ii)(x) 15,610 shares of Class A Common Stock held by DM Trust Aggregator, LLC, a Delaware limited liability company (“DM Trust Aggregator”), (y) 20,607,740 Paired Units, which are convertible into shares of Class A Common Stock upon the corresponding surrender and cancellation of an equal number of shares of Class B Common Stock, held by DM Trust Aggregator, and (z) 14,700,075 Decoupled Units, which are convertible into shares of Class A Common Stock, held by DM Trust Aggregator; and (iii)(x) 9,817 shares of Class A Common Stock held by DM Individual Aggregator, LLC, a Delaware limited liability company (“DM Individual Aggregator”), (y) 14,163,460 Paired Units, which are convertible into shares of Class A Common

Stock upon the corresponding surrender and cancellation of an equal number of shares of Class B Common Stock, held by DM Individual Aggregator, and (z) 8,041,325 Decoupled Units, which are convertible into shares of Class A Common Stock, held by DM Individual Aggregator, for which Travis Boersma is deemed to have the power to direct the disposition and vote of the shares.

(2) This percentage is calculated based on 113,823,181 shares of Class A Common Stock outstanding as of October 31, 2024 and assuming the conversion of (i) 35,226,680 Paired Units into 35,226,680 shares of Class A Common Stock and the corresponding surrender and cancellation of 35,226,680 shares of Class B Common Stock and (ii) 23,000,000 Decoupled Units into 23,000,000 shares of Class A Common Stock.

1	NAME OF REPORTING PERSONS
DMI Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		714,080(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		714,080(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
714,080(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.6%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of (x) 455,480 Paired Units which are convertible into shares of Class A Common Stock upon the corresponding surrender and cancellation of 455,480 shares of Class B Common Stock, and (y) 258,600 Decoupled Units, which are convertible into shares of Class A Common Stock.

(2) This percentage is calculated based on 113,823,181 shares of Class A Common Stock outstanding as of October 31, 2024 and assuming the conversion of (x) 455,480 Paired Units into 455,480 shares of Class A Common Stock and the corresponding surrender and cancellation of 455,480 shares of Class B Common Stock and (y) 258,600 Decoupled Units into 258,600 shares of Class A Common Stock.

1	NAME OF REPORTING PERSONS
DM Trust Aggregator, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		35,323,425(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		35,323,425(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,323,425(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
23.7%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of (x) 15,610 shares of Class A Common Stock, (y) 20,607,740 Paired Units, which are convertible into shares of Class A Common Stock upon the corresponding surrender and cancellation of 20,607,740 shares of Class B Common Stock, and (z) 14,700,075 Decoupled Units, which are convertible into shares of Class A Common Stock.

(2) This percentage is calculated based on 113,823,181 shares of Class A Common Stock outstanding as of October 31, 2024 and assuming the conversion of (x) 20,607,740 Paired Units into 20,607,740 shares of Class A Common Stock and the corresponding surrender and cancellation of 20,607,740 shares of Class B Common Stock and (y) 14,700,075 Decoupled Units into 14,700,075 shares of Class A Common Stock.

1	NAME OF REPORTING PERSONS
DM Individual Aggregator, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		22,214,602(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		22,214,602(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,214,602(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
16.3%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of (x) 9,817 shares of Class A Common Stock, (y) 14,163,460 Paired Units, which are convertible into shares of Class A Common Stock upon the corresponding surrender and cancellation of 14,163,460 shares of Class B Common Stock, and (z) 8,041,325 Decoupled Units, which are convertible into shares of Class A Common Stock.

(2) This percentage is calculated based on 113,823,181 shares of Class A Common Stock outstanding as of October 31, 2024 and assuming the conversion of (x) 14,163,460 Paired Units into 14,163,460 shares of Class A Common Stock and the corresponding surrender and cancellation of 14,163,460 shares of Class B Common Stock and (y) 8,041,325 Decoupled Units into 8,041,325 shares of Class A Common Stock.

Item 1 (a). Name of Issuer:
Dutch Bros Inc.
Item 1 (b). Address of Issuer's Principal Executive Offices:
c/o Dutch Bros Inc.
300 N Valley Dr
Grants Pass, Oregon 97526

Item 2 (a). Name of Persons Filing:
The persons filing this statement are Travis Boersma, DM Trust Aggregator, LLC, DM Individual Aggregator, LLC, and DMI Holdco, LLC. Together, Travis Boersma, DM Trust Aggregator, LLC, DM Individual Aggregator, LLC, and DMI Holdco, LLC are the “Reporting Persons.”
Item 2 (b). Address of Principal Business Office or, if None, Residence:
c/o Dutch Bros Inc.
300 N Valley Dr
Grants Pass, Oregon 97526
Item 2 (c). Citizenship:
Travis Boersma is a United States citizen.
DM Trust Aggregator, LLC is a Delaware limited liability company.
DM Individual Aggregator, LLC is a Delaware limited liability company.
DMI Holdco, LLC, is a Delaware limited liability company.
Item 2 (d). Title of Class of Securities:
Class A common stock, $0.00001 par value per share.
Item 2 (e). CUSIP Number:
26701L100
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
 (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
 (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
 (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
 (d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
 (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
 (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
 (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):
 (j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
Pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of Dutch Mafia, dated May 16, 2024 (the “Dutch Mafia Limited Liability Company Agreement”), at the option of the holder, Class A common units of Dutch Mafia may be redeemed or exchanged for shares of Class A Common Stock on a one-for-one basis and are included in the amounts of Class A Common Stock beneficially owned, provided that in the case of Paired Units, an equal number of shares of Class B Common Stock, shall be surrendered to and cancelled by the Issuer upon such redemption or exchange, in accordance with the terms and procedures set forth in the Dutch Mafia Limited Liability Company Agreement. Mr. Boersma disclaims beneficial ownership of the securities held by DMI

Holdco, LLC, DM Individual Aggregator, LLC, and DM Trust Aggregator, LLC except to the extent of Mr. Boersma’s pecuniary interest in such securities.

Travis Boersma
 (a) Amount beneficially owned: 58,252,107
 (b) Percent of class: 33.9%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 58,252,107
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 58,252,107
 (iv) Shared power to dispose or to direct the disposition of:  0
DMI Holdco, LLC
 (a) Amount beneficially owned: 714,080
 (b) Percent of class: 0.6%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 714,080
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 714,080
 (iv) Shared power to dispose or to direct the disposition of:  0
DM Trust Aggregator, LLC
 (a) Amount beneficially owned: 35,323,425
 (b) Percent of class: 23.7%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 35,323,425
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 35,323,425
 (iv) Shared power to dispose or to direct the disposition of:  0
DM Individual Aggregator, LLC
 (a) Amount beneficially owned: 22,214,602
 (b) Percent of class: 16.3%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 22,214,602
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 22,214,602
 (iv) Shared power to dispose or to direct the disposition of:  0
Item 5. Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A
Item 8. Identification and Classification of Members of the Group.
N/A
Item 9. Notice of Dissolution of Group.
N/A
Item 10. Certification.
N/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 13, 2024

DM Trust Aggregator, LLC*
DM Individual Aggregator, LLC*
DMI Holdco, LLC*

By:	*/s/ Thomas P. Conaghan
Thomas P. Conaghan
Attorney-in-Fact for Travis Boersma, Manager

*/s/ Thomas P. Conaghan, Attorney-in-Fact
Travis Boersma

* Signed pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2 to the Schedule 13G/A filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons on February 14, 2024.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed with the SEC by the Reporting Persons on February 11, 2022)